# MorphoSys AG

## MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

MorphoSys AG

MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

24.04.2023 / 16:01 CET/CEST

**Notification of Major Holdings**

**1. Details of issuer**

| | |
|---|---|
| Name: | MorphoSys AG |
| Street: | Semmelweisstr. 7 |
| Postal code: | 82152 |
| City: | Planegg<br>Germany |
| Legal Entity Identifier (LEI): | 529900493806K77LRE72 |

**2. Reason for notification**

| | |
|---|---|
| | Acquisition/disposal of shares with voting rights |
| X | Acquisition/disposal of instruments |
| | Change of breakdown of voting rights |
| | Other reason: |

**3. Details of person subject to the notification obligation**

Legal entity: The Goldman Sachs Group, Inc.

City of registered office, country: Wilmington, DE, United States of America (USA)

**4. Names of shareholder(s)**

holding directly 3% or more voting rights, if different from 3.

**5. Date on which threshold was crossed or reached:**

19 Apr 2023

**6. Total positions**

| | % of voting rights attached to shares (total of 7.a.) | % of voting rights through instruments (total of 7.b.1 + 7.b.2) | Total of both in % (7.a. + 7.b.) | Total number of voting rights pursuant to Sec. 41 WpHG |
|---|---|---|---|---|
| New | 1.19 % | 13.54 % | 14.74 % | 34231943 |

| | | | | |
|---|---|---|---|---|
| Previous notification | 1.05 % | 14.83 % | 15.88 % | / |

**7. Details on total positions**

**a. Voting rights attached to shares (Sec. 33, 34 WpHG)**

| ISIN | Absolute | | In % | |
|---|---|---|---|---|
| | Direct (Sec. 33 WpHG) | Indirect (Sec. 34 WpHG) | Direct (Sec. 33 WpHG) | Indirect (Sec. 34 WpHG) |
| DE0006632003 | 0 | 400600 | 0.00 % | 1.17 % |
| US6177602025 | 0 | 7567 | 0.00 % | 0.02 % |
| **Total** | 408167 | | 1.19 % | |

**b.1. Instruments according to Sec. 38 (1) no. 1 WpHG**

| Type of instrument | Expiration or maturity date | Exercise or conversion period | Voting rights absolute | Voting rights in % |
|---|---|---|---|---|
| Right To Recall | Open | | 2273487 | 6.64 % |
| Right Of Use | Open | | 682923 | 1.99 % |
| Convertible Bond | 16.10.2025 | | 10508 | 0.03 % |
| Call Option | 16.06.2023 | | 90000 | 0.26 % |
| | | **Total** | 3056919 | 8.93 % |

**b.2. Instruments according to Sec. 38 (1) no. 2 WpHG**

| Type of instrument | Expiration or maturity date | Exercise or conversion period | Cash or physical settlement | Voting rights absolute | Voting rights in % |
|---|---|---|---|---|---|
| Swap | 06.04.2033 | | Cash | 446516 | 1.30 % |
| Call Warrant | 31.12.2030 | | Cash | 232528 | 0.68 % |
| Put Option | 19.12.2025 | | Physical | 900000 | 2.63 % |
| | | | **Total** | 1579044 | 4.61 % |

**8. Information in relation to the person subject to the notification obligation**

| | |
|---|---|
| | Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). |
| X | Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: |

| Name | % of voting rights (if at least 3% or more) | % of voting rights through instruments (if at least 5% or more) | Total of both (if at least 5% or more) |
|---|---|---|---|
| The Goldman Sachs Group, Inc. | % | % | % |
| GSAM Holdings LLC | % | % | % |
| Goldman Sachs Asset Management, L.P. | % | % | % |
| – | % | % | % |

| | | | |
|---|---|---|---|
| The Goldman Sachs Group, Inc. | % | % | % |
| GSAM Holdings LLC | % | % | % |
| Goldman Sachs Asset Management Holdings LLC | % | % | % |
| Goldman Sachs Asset Management UK Holdings I Ltd | % | % | % |
| Goldman Sachs Asset Management UK Holdings II Ltd | % | % | % |
| Goldman Sachs Asset Management Holdings I B.V. / Goldman Sachs Asset Management Holdings II B.V. | % | % | % |
| Goldman Sachs Asset Management Holdings B.V. | % | % | % |
| – | % | % | % |
| The Goldman Sachs Group, Inc. | % | % | % |
| Goldman Sachs Bank USA | % | % | % |
| Goldman Sachs Bank Europe SE | % | % | % |
| – | % | % | % |
| The Goldman Sachs Group, Inc. | % | % | % |
| Folio Financial, Inc. | % | % | % |

| | | | |
|---|---|---|---|
| Folio Investments, Inc. | % | % | % |
| – | % | % | % |
| The Goldman Sachs Group, Inc. | % | % | % |
| Goldman Sachs & Co. LLC | % | % | % |
| – | % | % | % |
| The Goldman Sachs Group, Inc. | % | % | % |
| Goldman Sachs (UK) L.L.C. | % | % | % |
| Goldman Sachs Group UK Limited | % | % | % |
| Goldman Sachs International | % | 10.46 % | 10.46 % |

**9. In case of proxy voting according to Sec. 34 para. 3 WpHG**

(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting:

Holding total positions after general meeting (6.) after annual general meeting:

| Proportion of voting rights | Proportion of instruments | Total of both |
|---|---|---|
| % | % | % |

**10. Other explanatory remarks:**

| |
|---|
| |

Date

21 Apr 2023

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| | |
|---|---|
| Language: | English |
| Company: | MorphoSys AG |
| | Semmelweisstr. 7 |
| | 82152 Planegg |
| | Germany |
| Internet: | www.morphosys.com |